# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Our Bond, Inc., CIK 0001756064
CUSIP: 87338C202
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 85 Broad Street, New York, New York (NY), 10004
Date of event which requires filing of this statement: 02/05/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002149761

## Reporting persons
- Eastward Fund Management, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,270,009; sole dispositive power 0; shared dispositive power 1,270,009; aggregate amount beneficially owned 1,270,009 (4.24% of the class)
  Comment: The percentage listed in row 11 is calculated based on 29,975,526 shares of Common Stock outstanding on August 14, 2026 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 14, 2026.
- ELP 12, LLC: type of reporting person: broker-dealer (BD), investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 608,604; sole dispositive power 0; shared dispositive power 608,604; aggregate amount beneficially owned 608,604 (2.03% of the class)
  Comment: The percentage listed in row 11 is calculated based on 29,975,526 shares of Common Stock outstanding on August 14, 2026 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 14, 2026.
- ACM Alamosa Eastward LLC: type of reporting person: broker-dealer (BD), investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 202,868; sole dispositive power 0; shared dispositive power 202,868; aggregate amount beneficially owned 202,868 (0.68% of the class)
  Comment: The percentage listed in row 11 is calculated based on 29,975,526 shares of Common Stock outstanding on August 14, 2026 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 14, 2026.
- Eastward Capital Partners VIII, L.P.: type of reporting person: broker-dealer (BD), investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 450,970; sole dispositive power 0; shared dispositive power 450,970; aggregate amount beneficially owned 450,970 (1.5% of the class)
  Comment: The percentage listed in row 11 is calculated based on 29,975,526 shares of Common Stock outstanding on August 14, 2026 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 14, 2026.
- Eastward Investors, LLC: type of reporting person: broker-dealer (BD), investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,567; sole dispositive power 0; shared dispositive power 7,567; aggregate amount beneficially owned 7,567 (0.025% of the class)
  Comment: The percentage listed in row 11 is calculated based on 29,975,526 shares of Common Stock outstanding on August 14, 2026 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 14, 2026.
- Dennis P. Cameron: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,270,009; sole dispositive power 0; shared dispositive power 1,270,009; aggregate amount beneficially owned 1,270,009 (4.24% of the class)
  Comment: The percentage listed in row 11 is calculated based on 29,975,526 shares of Common Stock outstanding on August 14, 2026 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 14, 2026.

## Item 1. Issuer
Name of issuer: Our Bond, Inc.
Address of issuer's principal executive offices: 85 Broad Street, New York, NY 10004

## Item 2. Person Filing
Name of person filing: This schedule is being filed on behalf of each of the following persons (each a "Reporting Person" and collectively, the "Reporting Persons"): (i) Eastward Fund Management, LLC; (ii) ELP 12, LLC; (iii) ACM Alamosa Eastward LLC; (iv) Eastward Capital Partners VIII, L.P.; (v) Eastward Investors, LLC; and (vi) Dennis P. Cameron.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 432 Cherry Street, West Newton, MA 02465.
Citizenship: Each of Eastward Fund Management, LLC; ELP 12, LLC; ACM Alamosa Eastward LLC; Eastward Capital Partners VIII, L.P.; and Eastward Investors, LLC are entities organized in Delaware. Mr. Cameron is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: The information required by this item with respect to each Reporting Person is set forth on rows (5) through (9) and (11) of the cover pages to this Schedule 13G for each Reporting Person and is incorporated herein by reference for each such reporting person. The ownership percentages reported are based on 29,975,526 shares of Common Stock outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 14, 2026.
Percent of class:
Eastward Fund Management, LLC: 4.24%
ELP 12, LLC: 2.03%
ACM Alamosa Eastward LLC: 0.68%
Eastward Capital Partners VIII, L.P.: 1.50%
Eastward Investors, LLC: 0.025%
Dennis P. Cameron: 4.24%
Sole power to vote or to direct the vote:
Eastward Fund Management, LLC: 0
ELP 12, LLC: 0
ACM Alamosa Eastward LLC: 0
Eastward Capital Partners VIII, L.P.: 0
Eastward Investors, LLC: 0
Dennis P. Cameron: 0
Shared power to vote or to direct the vote:
Eastward Fund Management, LLC: 1,270,009
ELP 12, LLC: 608,604
ACM Alamosa Eastward LLC: 202,868
Eastward Capital Partners VIII, L.P.: 450,970
Eastward Investors, LLC: 7,567
Dennis P. Cameron: 1,270,009
Sole power to dispose or to direct the disposition:
Eastward Fund Management, LLC: 0
ELP 12, LLC: 0
ACM Alamosa Eastward LLC: 0
Eastward Capital Partners VIII, L.P.: 0
Eastward Investors, LLC: 0
Dennis P. Cameron: 0
Shared power to dispose or to direct the disposition:
Eastward Fund Management, LLC: 1,270,009
ELP 12, LLC: 608,604
ACM Alamosa Eastward LLC: 202,868
Eastward Capital Partners VIII, L.P.: 450,970
Eastward Investors, LLC: 7,567
Dennis P. Cameron: 1,270,009

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
99.1 - Joint Filing Agreement

## Signatures
- Eastward Fund Management, LLC: /s/ Dennis P. Cameron, Dennis P. Cameron / Chief Executive Officer (09/29/2026)
- ELP 12, LLC: /s/ Dennis P. Cameron, Dennis P. Cameron / Chief Executive Officer (09/29/2026)
- ACM Alamosa Eastward LLC: /s/ Dennis P. Cameron, Dennis P. Cameron / Manager (09/29/2026)
- Eastward Capital Partners VIII, L.P.: /s/ Dennis P. Cameron, Dennis P. Cameron / Managing Member, Eastward Capital Partners VIII GP, LLC (09/29/2026)
- Eastward Investors, LLC: /s/ Dennis P. Cameron, Dennis P. Cameron / Manager (09/29/2026)
- Dennis P. Cameron: /s/ Dennis P. Cameron, Dennis P. Cameron/Self (09/29/2026)